Exhibit 99.1

Consolidated Financial Statements
December 31, 2018

March 21, 2019

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of IMV Inc. (the “Corporation”, formerly “Immunovaccine Inc.”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements, and recommended their approval by the Board of Directors.

(signed)	“Frederic Ors”	(signed)	“Pierre Labbé”
	Chief Executive Officer		Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of IMV Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of IMV Inc. (formerly Immunovaccine Inc.) and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Halifax, Nova Scotia, Canada
March 21, 2019

We have served as the Company's auditor since 2003.

PricewaterhouseCoopers LLP
Cogswell Tower, 2000 Barrington Street, Suite 1101, Halifax NS B3J 3K1
T: +1 902 491 7400, F: +1 902 422 1166, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

IMV Inc. (formerly Immunovaccine Inc.)
Consolidated Statements of Financial Position
As at December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	2018	2017
	$	$

Assets

Current assets
Cash and cash equivalents	14,895	14,909
Amounts receivable (note 5)	1,337	261
Prepaid expenses	2,699	838
Investment tax credits receivable	1,111	461

	20,042	16,469

Property and equipment (note 6)	2,883	563

	22,925	17,032

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	7,575	2,760
Amounts due to directors (note 10)	49	21
Current portion of long-term debt (note 11)	81	61
Current portion of lease obligation (note 8)	90	–
	7,795	2,842

Lease obligation (note 8)	1,308	–

Deferred share units (note 9)	1,436	1,371

Long-term debt (note 11)	8,069	6,476

	18,608	10,689

Equity	4,317	6,343

	22,925	17,032

Commitments (note 18)

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

IMV Inc. (formerly Immunovaccine Inc.)
Consolidated Statements of Changes in Equity
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 12)	(note 13)	(note 14)

Balance, December 31, 2016	58,154	6,961	660	(58,792)	6,983

Net loss and comprehensive loss for the period	–	–	–	(12,027)	(12,027)
Issuance of shares in public offering	10,000	–	–	–	10,000
Share issuance costs	(1,197)	–	–	–	(1,197)
Issuance of broker warrants	–	–	208	–	208
Exercise of warrants	1,891	–	(194)	–	1,697
Employee share options:
Value of services recognized	–	571	–	–	571
Exercise of options	1,265	(1,157)	–	–	108

Balance, December 31, 2017	70,113	6,375	674	(70,819)	6,343

Net loss and comprehensive loss for the period	–	–	–	(21,935)	(21,935)
Issuance of shares in public offering	14,375	–	–	–	14,375
Share issuance costs	(1,480)	–	–	–	(1,480)
Redemption of DSUs, net of applicable taxes	220	–	–	–	220
Issuance of broker warrants	–	–	332	–	332
Exercise of warrants	5,480	–	(591)	–	4,889
Employee share options:
Value of services recognized	–	1,182	–	–	1,182
Exercise of options	1,444	(1,053)	–	–	391

Balance, December 31, 2018	90,152	6,504	415	(92,754)	4,317

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc. (formerly Immunovaccine Inc.)
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	2018	2017
	$	$

Revenue
Subcontract revenue	82	33
Interest revenue	401	189

	483	222
Expenses
Research and development	12,852	5,938
General and administrative	7,241	5,202
Government assistance	(1,062)	(1,078)
Business development and investor relations	2,002	1,221
Accreted interest (note 11)	1,385	966

	22,418	12,249

Net loss and comprehensive loss for the year	(21,935)	(12,027)

Basic and diluted loss per share	(0.50)	(0.31)

Weighted-average shares outstanding	43,766,951	38,656,771

On May 2, 2018, the Corporation completed a share consolidation on the basis of one new common share for every 3.2 currently outstanding common shares. Per share amounts and numbers of outstanding common shares, stock options and deferred share units reflect the retrospective application of the share consolidation (see note 22).

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc. (formerly Immunovaccine Inc.)
Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	2018	2017
	$	$

Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the year	(21,935)	(12,027)
Charges to operations not involving cash
Depreciation of property and equipment	325	140
Stock-based compensation	1,182	571
Deferred share unit compensation	508	1,147
Interest on lease obligation	94	–
Accreted interest	1,385	966
Revaluation of long-term debt	–	(506)
Loss on disposal of assets	8	–

	(18,433)	(9,709)
Net change in non-cash working capital balances related to operations
(Increase) decrease in amounts receivable	(1,076)	8
Increase in prepaid expenses	(616)	(369)
(Increase) decrease in investment tax credits receivable	(650)	38
Increase in accounts payable and accrued liabilities	3,570	1,055
Increase (decrease) in amounts due to directors	28	(19)

	(17,177)	(8,996)
Financing activities
Proceeds from issuance of share capital and warrants	14,375	10,000
Share and warrant issuance costs	(1,148)	(990)
Proceeds from the exercise of stock options	391	109
Proceeds from the exercise of warrants	4,889	1,698
Incentive contribution from lessor	896	–
Proceeds from long-term debt	300	–
Withholdings on redemption of DSUs	(223)	–
Repayment of long-term debt	(72)	(72)
Repayment of lease obligation	(74)	–

	19,334	10,745
Investing activities
Acquisition of property and equipment	(2,185)	(387)
Proceeds from sale of assets	14	–

	(2,171)	(387)

Net change in cash and cash equivalents during the year	(14)	1,362

Cash and cash equivalents – Beginning of year	14,909	13,547

Cash and cash equivalents – End of year	14,895	14,909

Supplementary cash flow

Interest received	401	189

The accompanying notes form an integral part of these consolidated financial statements.

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

1	Nature of operations

IMV Inc. (the “Corporation”, “IMV”, formerly “Immunovaccine Inc.”) is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Corporation’s proprietary drug delivery platform (“DPX”). This patented technology leverages a novel mechanism of action (“MOA”) discovered by the Corporation. This MOA does not release the active ingredients at the site of injection but forces an active uptake and delivery of active ingredients into immune cells and lymph nodes. It enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. DPX no release MOA can be leveraged to generate “first-in-class” T cell therapies with the potential to be transformative in the treatment of cancer. The Corporation has research collaborations with companies and research organizations, including Merck, Incyte Corporation and Leidos Inc. in the U.S. The Corporation has licensed the delivery technology to Zoetis, formerly the animal health division of Pfizer, Inc., for the development of vaccines for livestock. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Dartmouth, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. On May 1, 2018, the Corporation changed its name from Immunovaccine Inc. to IMV Inc. The address of its principal place of business is 130 Eileen Stubbs, Suite 19, Dartmouth, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors on March 21, 2019.

3	New standards and interpretations adopted January 1, 2018

IFRS 9, Financial Instruments

Effective January 1, 2018, the Corporation was required to adopt IFRS 9. IFRS 9 replaces the provisions of IAS 39, Financial instruments: recognition and measurement (“IAS 39”) that relate to the recognition, classification, and measurement of financial assets and financial liabilities, derecognition of financial instruments and impairment of financial assets.

Prior to January 1, 2018, all of the Corporation’s financial instruments were measured using the amortized cost model. At the date of adoption, the Corporation’s financial assets consisted of amounts receivable from collaborative partners for shared clinical costs, and financial liabilities consisted of trade payables and long-term debt arrangements. There is no difference between the categorization of these financial assets and financial liabilities under IFRS 9 and IAS 39 and, accordingly, all such assets and liabilities continue to be measured using the amortized cost model.

(1)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	New standards and interpretations adopted January 1, 2018 (continued)

IFRS 9, Financial Instruments (continued)

The Corporation was required to revise its impairment methodology for financial assets under IFRS 9, and now applies the simplified approach to measuring the new concept of expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. Management determined that the effect of applying this model to its financial assets is immaterial and, therefore, no adjustment has been made to the loss allowance as at January 1, 2018.

There was no impact on the January 1, 2018 statement of financial position as a result of the adoption of this standard.

IFRS 15, Revenue from contracts with customers

The Corporation was required to adopt IFRS 15 effective January 1, 2018. The modified retrospective method was applied for transition to this standard, under which the cumulative impact of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings. The Corporation also elected to apply the practical expedient whereby contracts that were completed at the beginning of the earliest period presented need not be considered for restatement.

The Corporation currently generates revenue from providing formulation services to its collaborative partners. No adjustment to opening retained earnings was required as a result of the adoption of this standard based on management’s analysis of the performance obligations related to existing contracts of the Corporation. Refer to note 4 for further details on the Corporation’s revenue recognition policies.

IFRS 16, Leases

The Corporation also early adopted IFRS 16, Leases (“IFRS 16”) effective January 1, 2018. IFRS 16 was applied using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2018. The details of the change in accounting policy are disclosed below.

Previously, at the inception of a contract, the Corporation determined whether an arrangement contains a lease under IAS 17. Under IFRS 16, the Corporation assesses whether a contract is or contains a lease based on the definition of a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

  the contract involves the use of an identified asset, specified either explicitly or implicitly, that is physically distinct, and usage represents substantially all of the capacity of the asset;

  the Corporation has the right to obtain substantially all of the economic benefits from use of the asset; and

  the Corporation has the right to direct use of the asset, which is evidenced by decision-making rights to direct how and for what purpose the asset is used.

The Corporation recognizes an asset and a lease liability at the lease commencement date.

(2)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	New standards and interpretations adopted January 1, 2018 (continued)

IFRS 16, Leases (continued)

The asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received. The asset is subsequently depreciated using the declining balance method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The estimated useful lives of leased assets are determined on the same basis as those of property and equipment. The carrying amount of the leased asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured if the Corporation changes its assessment of whether it will exercise a purchase, extension, or termination option. If the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the leased asset, or is recorded in the consolidated statement of loss and comprehensive loss if the carrying value of the leased asset is zero.

The Corporation has elected not to recognize assets and lease liabilities for short-term leases with a term of 12 months or less, and leases of low value assets.

The lease payments associated with these leases are recognized as an expense in the consolidated statement of loss and comprehensive loss over the lease term. Low value assets consist primarily of computers and IT equipment.

This policy is applied for contracts entered into, or changed, on or after January 1, 2018.

For contracts entered into before January 1, 2018, the Corporation determined whether the arrangement was or contained a lease based on the assessment of whether:

  fulfilment of the arrangement was dependent on the use of specific assets; and

  the arrangement conveyed a right to use the asset. An arrangement conveyed the right to use the asset if the Corporation had the ability to control physical access to the asset and how and for what purpose the asset was used.

Under IAS 17, leases that transferred substantially all the risks and rewards of ownership were classified as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. The Corporation did not have any leases that were classified as finance leases under IAS 17.

All other leases were classified as operating leases and were not recognized in the Corporation’s statement of financial position. Payments made under operating leases were recognized in the consolidated statement of loss and comprehensive loss over the term of the lease.

(3)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	New standards and interpretations adopted January 1, 2018 (continued)

Application expedients and impact on financial statements

On transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 were not reassessed for whether there is a lease.

The Corporation used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  Applied a single discount rate to a portfolio of leases with similar characteristics;

  Applied the exemption not to recognize assets and lease liabilities for leases with less than 12 months of lease term remaining at the application date; and

  Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

On transition, the Corporation applied section C8(b)(ii) of the standard and recognized leased assets at an amount equal to the lease liability, adjusted for prepaid or accrued lease payments recognized before initial application, of which there were none.

As a result, $87 of leased assets in property and equipment and $87 of lease liabilities were recognized at January 1, 2018. When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate at the date of adoption. The rate applied is 11%.

$

Operating lease commitment as at December 31, 2017[1]	275

Recognition exemption for:
Short-term leases	(131)
Leases of low value assets	(14)

Commitments attributable to non-lease components	(65)

Extension option reasonably certain to be recognized[2]	51

116

Discounted using the incremental borrowing rate at January 1, 2018	(29)

Lease liability recognized at January 1, 2018	87

1 Does not include $2,262 related to new office space for which the lease commencement date was June 1, 2018.
2 The Corporation has applied the transitional provision of IFRS 16 that allows the use of hindsight in determining the lease term if the contract contains an option to extend the lease.

(4)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	New standards and interpretations adopted January 1, 2018 (continued)

Application expedients and impact on financial statements (continued)

The leased assets and liabilities recognized are for the Corporation’s office spaces that were previously classified as operating leases. These leases typically run for periods of five to ten years, and include an option to renew the lease for an additional period. When reasonably certain that the Corporation will exercise the extension option, the lease payments for the extension have been included in determining the value of the leased asset and liability shown above. Some leases also provide for additional rent payments that relate to property taxes levied on the lessor and operating expense payments made by the lessor; these amounts are generally determined annually and are expensed through the consolidated statement of loss and comprehensive loss.

4	Significant accounting policies, judgments and estimation uncertainty

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The financial statements of the Corporation consolidate the accounts of IMV Inc. and its subsidiary. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation. There are no non-controlling interests, therefore, all loss and comprehensive loss is attributable to the shareholders of the Corporation.

Foreign currency translation

i)	Functional and presentation currency

Items included in the consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ii)	Transactions and balances

Foreign currency translation of monetary assets and liabilities, denominated in currencies other than the Corporation’s functional currency, are converted at the rate of exchange in effect at the consolidated statement of financial position date. Income and expense items are translated at the rate of exchange in effect at the transaction date. Translation gains or losses are included in determining income or loss for the year. Foreign exchange loss of $139 of for the year ended December 31, 2018 (2017 - $10 gain) is included in general and administrative expenses.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, and highly liquid temporary investments that are readily convertible to known amounts of cash.

(5)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Financial instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Corporation recognizes financial instruments based on their classification. Depending on the financial instruments’ classification, changes in subsequent measurements are recognized in net loss and comprehensive loss.

The Corporation has implemented the following classifications:

  Cash and cash equivalents and amounts receivable are classified as amortized cost (previously loans and receivables). After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

  Accounts payable and accrued liabilities, amounts due to directors and long-term debt are classified as other amortized cost (previously financial liabilities). After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

Impairment of financial assets

The Corporation applies the simplified method of the expected credit loss model required under IFRS 9. Under this method, the Corporation estimates a lifetime expected loss allowance for all receivables. Receivables are written off when there is no reasonable expectation of recovery.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statement of loss and comprehensive loss during the year in which they are incurred.

(6)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Property and equipment (continued)

Depreciation of property and equipment is calculated using the declining-balance method at the following annual rates:

Computer equipment	30%
Computer software	100%
Furniture and fixtures	20%
Laboratory equipment	20%
Leasehold improvements and leased premises	straight-line

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of general and administrative expenses in the consolidated statement of loss and comprehensive loss.

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less the costs to sell, and value in use (being the present value of the expected future cash flows of the relevant asset or CGU).

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The Corporation evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Income tax

Income tax is comprised of current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred income tax is recognized in respect of temporary differences including non-refundable investment tax credits, arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.

(7)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Income tax (continued)

Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Research and development

All research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization, in which case, they are capitalized and then amortized over the useful life. Development costs are written off when there is no longer an expectation of future benefits.

Revenue recognition

Revenues are recognized as the Corporation satisfies its performance obligations under the terms of the contract. Performance obligations are considered to be satisfied when the customer obtains control of the related asset. Current and expected future revenue streams include: (i) milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones; (ii) future royalties generated from the eventual commercialization of the Corporation’s products; and (iii) amounts generated for providing formulation and research support services related to existing licensing and research agreements with partners.

Revenue resulting from formulation services is recognized in the accounting period in which the formulation is delivered to the customer. Typically, the customer does not have control of the asset while services are being performed and, therefore, revenues are recognized at the time the Corporation has completed its obligation and the customer obtains control of the asset. Revenue resulting from research support services is recognized over time as the services are performed, as the customer benefits simultaneously from the service as the Corporation satisfies its performance obligation.

The Corporation expects to generate upfront payments, milestone and royalty revenues from future licenses for the Corporation’s products. Upfront payments and milestones will be recognized as revenue when or as the underlying obligations are achieved and are not conditional on any further performance, which could be at a point in time or over time depending on the contractual terms. Royalty revenue will be recognized in the period in which the Corporation earns the royalty.

The Corporation does not generate licensing or royalty revenues at this time.

(8)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the year attributable to equity owners of the Corporation by the weighted average number of common shares outstanding during the year.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Diluted LPS is equal to the LPS as the Corporation is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive.

Stock-based compensation plan

The Corporation grants stock options to certain employees and non-employees. Starting January 1, 2018, stock options vest over three years (33 1/3% per year) and expire after five years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

A holder of an option may, rather than exercise such option, elect a cashless exercise of such option payable in common shares equaling the amount by which the value of an underlying share at that time exceeds the exercise price of such option or warrant to acquire such share.

Deferred share unit plan

The Corporation grants deferred share units (“DSUs”) to members of its Board of Directors, who are not employees or officers of the Corporation. All DSUs awarded vest immediately and cannot be redeemed until the holder is no longer a director of the Corporation. All services received in exchange for the grant of DSUs are measured at their fair values. The redemption value of a DSU will be based on the market value of the Corporation’s common shares at the time of redemption. On an ongoing basis, the Corporation values its liability with respect to DSUs at the current market value of a corresponding number of common shares and records any increase or decrease in the DSU obligation. Compensation expense is recognized at each grant date in general and administrative expenses on the consolidated statement of loss and comprehensive loss.

(9)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Government assistance

Government assistance consists of non-repayable government grants, from a number of government agencies and the difference between the fair value and the book value of repayable low-interest government loans, recorded initially at fair value. Government assistance is recorded in the period earned using the cost reduction method and is included in government assistance on the consolidated statement of loss and comprehensive loss. At December 31, 2018, $7 (2017 - $10) of government assistance is included in amounts receivable.

Research and development tax credits

Refundable investment tax credits relating to scientific research and experimental development expenditures are recorded in the accounts in the fiscal period in which the qualifying expenditures are incurred provided there is reasonable assurance that the tax credits will be realized. Refundable investment tax credits, in connection with research and development activities, are accounted for using the cost reduction method and included in government assistance on the statement of loss and comprehensive loss.

Amounts recorded for refundable investment tax credits are calculated based on the expected eligibility and tax treatment of qualifying scientific research and experimental development expenditures recorded in the Corporation’s consolidated financial statements.

Critical accounting estimates and judgments

The Corporation makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Corporation’s consolidated financial statements.

The following estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Innovation Fund (“AIF”) loans

The initial fair value of the AIF loans is determined by using a discounted cash flow analysis for each of the loans, which require a number of assumptions. The difference between the face value and the initial fair value of the AIF loans is recorded in the consolidated statement of loss and comprehensive loss as government assistance. The carrying amount of the AIF loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statement of loss as accreted interest after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

(10)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

As the AIF loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the AIF loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

The discount rate determined on initial recognition of the AIF loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements with similar terms. The AIF loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the AIF loans.

If the weighted average discount rate used in determining the initial fair value and the carrying value at each reporting date of all AIF loans, with repayment terms based on future revenue, had been determined to be higher by 10%, or lower by 10%, the carrying value of the long-term debt at December 31, 2018 would have been an estimated $728 lower or $1,036 higher, respectively. A 10% increase or decrease in the total forecasted revenue would not have a significant impact on the amount recorded for the loans. If the total forecasted revenue were reduced to $nil, no amounts would be forecast to be repaid on the AIF loans, and the AIF loans payable at December 31, 2018 would be recorded at $nil, which would be a reduction in the AIF loans payable of $3,193. If the timing of the receipt of forecasted future revenue was delayed by two years, the carrying value of the long-term debt at December 31, 2018 would have been an estimated $1,440 lower.

Province of Nova Scotia (“The Province”)

The initial fair value of the Province loan is determined by using a discounted cash flow analysis for the loan. The interest rate on the loan is below the market rate for a commercial loan with similar terms.

The significant assumption used in determining the discounted cash flows is the discount rate.

Any changes in the discount rate would impact the amount recorded as initial fair value of the long-term debt and the carrying value of the long-term debt at each reporting date. In determining the appropriate discount rate, the Corporation considers the interest rates of similar long-term debt arrangements with similar terms.

(11)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

4	Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

The Province loan is a government loan with principal payments only required at the end of seven years; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 11% to discount the Province loan.

If the discount rate used for the Province loan had been determined to be higher or lower by 5% (resulting in discount rates of 16% or 6%, respectively), the carrying value of the long-term debt at December 31, 2018 would have been an estimated $325 lower or $353 higher, respectively. The difference between the book value and the initial fair value of the Province loan is recorded in the consolidated statement of loss as government assistance on initial recognition. Any changes in the amounts recorded on the consolidated statement of financial position for the Province loan result in an offsetting charge to accreted interest after initial recognition in the consolidated statement of loss.

5	Amounts receivable

	2018	2017
	$	$

Amounts due from government assistance and government loans	7	10
Sales tax receivable	557	151
Revenue from subcontracts	33	10
Other	740	90

	1,337	261

(12)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

6	Property and equipment

	Computer
	equipment				Leasehold
	and	Furniture	Laboratory	Leased	improve-
	software	and fixtures	equipment	Premises	ments	Total
	$	$	$	$	$	$

Year ended December 31, 2017
Opening net book value	43	17	256	–	–	316
Additions	73	15	282	–	17	387
Disposals
Cost	(9)	–	–	–	–	(9)
Accumulated depreciation	9	–	–	–	–	9
Depreciation for the year	(50)	(5)	(79)	–	(6)	(140)

Closing net book value	66	27	459	–	11	563

At December 31, 2017
Cost	205	85	1,166	–	17	1,473
Accumulated depreciation	(139)	(58)	(707)	–	(6)	(910)

Net book value	66	27	459	–	11	563

Year ended December 31, 2018
Opening net book value	66	27	459	–	11	563
Additions	79	171	217	1,417	782	2,666
Disposals
Cost	(9)	(61)	(37)	–	–	(107)
Accumulated depreciation	7	47	31	–	–	85
Depreciation for the year	(47)	(21)	(112)	(94)	(50)	(325)
				–	–	–
Closing net book value	96	163	558	1,323	743	2,883

At December 31, 2018
Cost	275	194	1,346	1,417	800	4,032
Accumulated depreciation	(179)	(31)	(788)	(94)	(57)	(1,149)

Net book value	96	163	558	1,323	743	2,883

7	Accounts payable and accrued liabilities

	2018	2017
	$	$

Trade payables	5,282	1,683
Accrued liabilities	2,275	1,057
Payroll taxes	18	20

	7,575	2,760

(13)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

8	Lease obligation

Amount
$

Balance – December 31, 2017	–

Leases recognized upon transition to IFRS 16	87

Additions	1,291

Repayment of lease obligation	(74)

Accreted interest	94

Balance – December 31, 2018	1,398

Less: Current portion	(90)

Non-current portion	1,308

The Corporation recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the liability, discounted at an incremental borrowing rate of 11%, adjusted for any payments made before the commencement date, plus any initial direct costs, less any lease incentives received. During the nine months ended December 31, 2018, the Corporation recognized $1,417 (2017 - $nil) in right-of-use assets in property, plant and equipment on the statements of financial position.

9	Deferred share units (“DSUs”)

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU Plan is 468,750 common shares. The number of DSUs disclosed below reflect the retrospective application of the share consolidation completed May 2, 2018 (see note 22).

DSU activity for the year ended December 31, 2018 and the year ended December 31, 2017 are as follows:

	December 31,	December 31,
	2018	2017
	Number	Number

Opening balance	186,330	101,563
Granted	97,072	84,767
Redeemed	(59,798)	–

Closing balance	223,604	186,330

At December 31, 2018, there were 223,604 (December 31, 2017 - 186,330) DSUs outstanding related to this Plan and the total carrying amount of the liability was $1,436 (2017 - $1,371). The compensation expense for the year ended December 31, 2018 was $508 (2017 - $325) with the amortization of the cost over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board.

(14)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

9	Deferred share units (“DSUs”) (continued)

The redemption value of a DSU equals the market value of an IMV Inc. common share at the time of redemption. On an ongoing basis, the Corporation values the DSU obligation at the current market value of a corresponding number of IMV Inc. common shares and records any increase or decrease in the DSU obligation as an expense on the consolidated statements of loss and comprehensive loss.

10	Amounts due to directors

During the year ended December 31, 2018, the Corporation incurred $206 (2017 - $163) of directors’ fees and attendance fees earned by the members of the Board of Directors who are not employees or officers of the Corporation. At December 31, 2018, $49 (2017 - $21) was due to these individuals. These costs are included in general and administrative expenses in the consolidated statements of loss and comprehensive loss.

(15)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

11	Long-term debt

	2018	2017
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at December 31, 2018, the amount drawn down on the loan, net of repayments, is $3,744 (2017 - $3,747).	1,202	758

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at December 31, 2018, the amount drawn down on the loan is $2,995 (2017 - $2,997).	1,034	651

ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments beginning October 2015 of $3 until October 2017 and $6 until September 2022. As at December 31, 2018, the amount drawn down on the loan, net of repayments, is $251 (2017 - $318).	238	294

ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 year period and 10%, thereafter. As at December 31, 2018, the amount drawn down on the loan is $2,944 (2017 - $2,944).	957	733

TNC 120-140 Eileen Stubbs Ltd. (the “Landlord”) loan, with a maximum contribution of $300,000, bearing interest a t 8% annum, is repayable in monthly payments beginning upon receipt of the final installment of the loan until May 31, 2028. The loan is made available in three equal installments based on the Corporation meeting certain milestones. As at December 31, 2018, the amount drawn down on the loan is $300 (2017 - $ nil).	300	–

Province of Nova Scotia “The Province” secured loan with a maximum contribution of $5,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is made available in four equal installments based on the Corporation meeting certain milestones, and is repayable on the seventh anniversary date of the first disbursement. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at December 31, 2018, the amount drawn down on the loan is $5,000 (2017 - $5,000).

	4,419	4,101
	8,150	6,537
Less: Current portion	81	61
	8,069	6,476

(16)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

11	Long-term debt (continued)

Total contributions received, less amounts that have been repaid as at December 31, 2018, is $15,234 (2017 -$15,007).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandonment of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

In August 2017, the Corporation received a two-year extension of the maturity of the Province loan. The original maturity date of the loan was August 9, 2018 and is now August 9, 2020. The annual interest rate remains at the Province's cost of funds plus 1 per cent.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500,000. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

The minimum annual principal repayments of long-term debt over the next five years, excluding the Atlantic Innovation Fund repayments for 2019 and beyond which are not determinable at this time, are as follows:

		$

Year ending December 31,	2019	81
	2020	4,286
	2021	90
	2022	78
	2023	31

		2018	2017
		$	$
	Balance – Beginning of year	6,537	6,149
	Borrowings, net of $nil (2017 - $nil) allocated to government assistance	300	–
	Accreted interest	1,385	966
	Revaluation of long-term debt	–	(506)
	Repayment of debt	(72)	(72)
	Balance – End of year	8,150	6,537
	Less: Current portion	81	61
Non-current portion		8,069	6,476

The Corporation is in compliance with its debt covenants.

(17)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

12	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
		$
Issued and outstanding
Balance – December 31, 2016	36,817,328	58,154
Issued for cash consideration, net of issuance costs	2,403,846	8,803
Stock options exercised	316,538	1,265
Warrants exercised	782,229	1,891
Balance – December 31, 2017	40,319,941	70,113
Issued for cash, net of issuance costs	2,246,094	12,895
Stock options exercised	480,754	1,444
DSUs redeemed	29,713	220
Warrants exercised	2,029,899	5,480
Balance – December 31, 2018	45,106,401	90,152

As at December 30, 2018, a total of 1,890,539 shares (December 31, 2017 - 3,771,968) are reserved to meet outstanding stock options, warrants and deferred share units.

On February 15, 2018, the Corporation completed a bought deal public offering of 2,246,094 common shares at a price of $6.40 per common share, for aggregate proceeds of $14,375. Total costs associated with the offering were $1,480, including cash costs for commissions of $863, professional fees and regulatory costs of $285, and 134,766 compensation warrants issued as commissions to the agents valued at $332. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $6.53 for a period of 24 months, expiring on February 15, 2020.

On June 21, 2017, the Corporation completed a bought deal public offering of 2,403,846 common shares at a price of $4.16 per common share, for aggregate proceeds of $10,000. Total costs associated with the offering were $1,197, including cash costs for commissions of $600, professional fees and regulatory costs of $391, and 144,231 compensation warrants issued as commissions to the agents valued at $208. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $4.22 for a period of 24 months, expiring on June 21, 2019.

The per share amounts disclosed above reflect the retrospective application of the share consolidation completed May 2, 2018 (see note 22).

(18)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

13	Contributed surplus

Amount
$
Contributed surplus

Balance – December 31, 2016	6,961

Share-based compensation – stock options vested	571
Warrants expired	–
Stock options exercised	(1,157)

Balance – December 31, 2017	6,375

Share-based compensation – stock options vested	1,182
Stock options exercised	(1,053)

Balance – December 31, 2018	6,504

Stock options

The Board of Directors of the Corporation has established a stock option plan (the "Plan") under which options to acquire common shares of the Corporation are granted to directors, employees and other advisors of the Corporation. The maximum number of common shares issuable under the Plan shall not exceed 3,437,500, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If any option expires or otherwise terminates for any reason without having been exercised in full, or if any option is exercised in whole or in part, the number of shares in respect of which option expired, terminated or was exercised shall again be available for the purposes of the Plan.

Stock options are granted with an exercise price determined by the Board of Directors, which is not less than the market price of the shares on the day preceding the award. The term of the option is determined by the Board of Directors, not to exceed ten years from the date of grant, however, the majority of options expire in five years. The vesting of the options is determined by the Board and beginning, January 1, 2018, is typically 33 1/3% every year after the date of grant.

In the event that the option holder should die while he or she is still a director, employee or other advisor of the Corporation, the expiry date shall be 12 months from the date of death of the option holder, not to exceed the original expiry date of the option. In the event that the option holder ceases to be a director, employee or other advisor of the Corporation other than by reason of death or termination, the expiry date of the option shall be the 90th day following the date the option holder ceases to be a director, employee or other advisor of the Corporation, not to exceed the original expiry date of the option.

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the year ended December 31, 2018, 619,505 stock options (2017 - 266,813) with a weighted average exercise price of $6.65 (2017 - $2.40) and a term of five years (2017 - five years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates and the expected life was determined using the weighted average life of past options issued. The value of these stock options has been estimated at $2,378 (2017 - $425), which is a weighted average grant date value per option of $3.84 (2017 - $1.60), using the Black-Scholes valuation model and the following weighted average assumptions:

(19)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

13	Contributed surplus ( continued)

Stock options ( continued)

	2018	2017
Risk-free interest rate	2.02%	2.70%
Expected volatility	77%	98%
Expected life (years)	4.2	4.4
Forfeiture rate	5%	4%

Option activity for the year ended December 31, 2018 and 2017 was as follows:

		2018		2017
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Outstanding - Beginning of year	1,498,052	2.26	1,961,791	2.23

Granted	619,505	6.65	266,814	2.40
Exercised	(626,875)[1]	2.18	(627,256)[1]	2.21
Expired	(5,569)	1.80	(64,068)	2.19
Forfeited	(10,636)	4.92	(39,229)	2.37

Outstanding - End of year	1,474,477	4.12	1,498,052	2.26

1 Of the 626,875 (2017 - 627,256) options exercised, 443,748 (2017 - 548,833) elected the cashless exercise, under which 297,626 shares (2017 - 238,130) were issued. These options would have otherwise been exercisable for proceeds of $975 (2017 - $1,227) on the exercise date.

The weighted average exercise price of options exercisable at December 31, 2018 is $4.09 (2017 - $2.25). The maximum number of common shares issuable under the Corporation’s stock option plan shall not exceed 3,437,500, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options.

At December 31, 2018, the following options were outstanding:

		Options outstanding			Options exercisable

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise		average	remaining		average	remaining
price		exercise	contractual life		exercise	contractual life
range	Number	price	(years)	Number	price	(years)
$		$			$
1.98 – 2.29	285,939	2.08	2.16	285,939	2.08	2.16
2.30 – 2.38	259,377	2.37	1.48	259,377	2.37	1.48
2.39 – 3.01	310,125	2.50	2.63	310,125	2.50	2.63
3.02 – 6.72	400,625	6.36	4.17	5,312	3.20	0.25
6.73 – 7.39	218,411	7.09	4.17	–	–	–
	1,474,477	4.12	2.98	860,753	2.33	2.11

(20)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

14	Warrants

Warrant activity for the years ended December 31, 2018 and 2017 was as follows:

			2018			2017
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
		$	$		$	$
Opening balance	2,087,598	2.46	674	2,725,596	2.27	660
Granted	134,766	6.53	332	144,231	4.22	208
Exercised	(2,029,905)	2.41	(591)	(782,229)	2.18	(194)
Closing balance	192,459		415	2,087,598		674

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average grant date value per warrant of warrants issued in 2018 was $2.47 (2017 - $1.44), determined using the Black-Scholes valuation model and the following weighted average assumptions:

	2018	2017
Risk-free interest rate	1.84%	2.70%
Expected volatility	68%	72%
Expected dividend yield	–	–
Expected life (years)	2	2

(21)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

15	Deferred income taxes

a)	Reconciliation of total tax recovery

The effective rate on the Corporation’s loss before income tax differs from the expected amount that would arise using the statutory income tax rates. A reconciliation of the difference is as follows:

	2018	2017
	$	$

Loss before income taxes	(21,935)	(12,027)

Income tax rate	30.0%	31.0%

	(6,581)	(3,728)

Effect on income taxes of:
Non-deductible share-based compensation	507	533
Unrecognized deductible temporary difference and carry forward amounts and experimental development expenditures	6,040	3,184
Other non-deductible items	34	11

Income tax recovery	–	–

b)	Deferred income tax

The significant components of the Corporation’s deferred income tax are as follows:

	2018	2017
	$	$
Deferred income tax liabilities:
Intangibles	–	–

Deferred income tax assets:
Non-capital losses	–	–

Net deferred income tax liability	–	–

The following reflects the balance of temporary differences for which no deferred income tax asset has been recognized:

	2018	2017
	$	$

Non-capital losses	63,230	43,719
Scientific research and experimental development expenditures	20,096	13,906
Non-refundable investment tax credits	3,832	2,801
Deductible share issuance costs	2,028	1,846
Long-term debt	7,612	6,243
Property and equipment	725	1,144

(22)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

15	Deferred income taxes (continued)

c)	Non-capital losses

As at December 31, 2018, the Corporation had approximately $63,230 in losses available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts as realization is not considered probable. These losses may be claimed no later than:

$
For the year ending December 31, 2025	1,000
2026	1,100
2027	1,470
2028	1,770
2029	660
2030	2,640
2031	5,180
2032	4,110
2033	4,270
2034	3,400
2035	7,560
2036	5,100
2037	6,700
2038	18,270
63,230

d)	Scientific research and experimental development expenditures

The Corporation has approximately $20,096 of unclaimed scientific research and development expenditures, which may be carried forward indefinitely and used to reduce taxable income in future years. The potential income tax benefits associated with the unclaimed scientific research and experimental development expenditures have not been recognized in the accounts as realization is not considered probable.

e)	Non-refundable investment tax credits

The Corporation also has approximately $3,832 in non-refundable federal investment tax credits which may be carried forward to reduce taxes payable. These tax credits will be fully expired by 2038. The benefit of these tax credits has not been recorded in the accounts as realization is not considered probable.

(23)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

16	Capital management

The Corporation views capital as the sum of its cash and cash equivalents, long-term debt and equity. The Corporations’ objectives when managing capital is to safeguard its ability to continue as a going concern in order to provide an adequate return to shareholders and maintain a sufficient level of funds to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third party agreements. The Corporation is not subject to any regulatory capital requirements imposed.

	2018	2017
	$	$
Total long-term debt	8,150	6,537
Less: Cash and cash equivalents	(14,895)	(14,909)

Net debt	(6,745)	(8,372)
Equity	4,317	6,343
Total capital	(2,428)	(2,029)

The Corporation is in compliance with its debt covenants.

17	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset.

The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

		2018		2017
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	14,895	14,895	14,909	14,909
Amounts receivable	780	780	110	110
Accounts payable and accrued liabilities	7,557	7,557	2,741	2,741
Amounts due to directors	49	49	21	21
Long-term debt	8,150	8,150	6,537	6,537

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore, excluded from amounts receivable and accounts payable.

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IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

17	Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at December 31, 2018, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of the long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. At December 31, 2018, the fair value is estimated to be equal to the carrying amount.

Risk management

The Corporation, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk; credit risk; liquidity risk; and currency risk. Management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary.

a)	Interest rate risk

The Corporation has limited exposure to interest rate risk on its lending and borrowing activities. The Corporation has a significant loan in which the interest rate is dependent on the cost of funds from the lender plus 1%. This interest rate is fixed at the time that each loan disbursement is made, resulting in limited variability to the interest rate. The total amount drawn down on the loan as at December 31, 2018 is $5,000 (2017 - $5,000) and the Corporation is required to make interest payments in fiscal 2019 of $148.

The Corporation has an interest-free loan that is repayable over 84 months, resulting in required principal debt payments in fiscal 2019 of $67, and also has a loan which has a fixed interest rate of 8% per annum resulting in interest payments in 2019 of $21. The remaining outstanding debt as at December 31, 2018 is interest-free, only becoming repayable when revenues are earned. The Corporation is required to make principal debt payments in fiscal 2019 of $5.

b)	Credit risk

Credit risk arises from cash and cash equivalents and amounts receivable. The Corporation invests excess cash in high-interest savings accounts or in highly liquid temporary investments of Schedule 1 Canadian Banks. The credit risk of cash and cash equivalents is limited because the counter-parties are banks with high credit ratings assigned by international credit rating agencies.

The total of amounts receivable disclosed in the consolidated statements of financial position as at December 31, 2018 of $1,337 (2017 - $261) is comprised mainly of current period advances due to the Corporation for government assistance programs and cost-recoveries from third party partners, as well as sales taxes recoverable. If required, the balance is shown net of allowances for bad debts, estimated by management based on prior experience and their assessment of the current economic environment. Historically, there have been no collection issues and the Corporation does not believe it is subject to any significant concentration of credit risk.

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IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

17	Financial instruments (continued)

Risk management (continued)

c)	Liquidity risk

Liquidity risk represents the possibility that the Corporation may not be able to gather sufficient cash resources when required and under reasonable conditions to meet its financial obligations.

Since the Corporation’s inception, operations have been financed through the sale of shares, issuance of debt, revenue and cost-recoveries from license agreements, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $92,754 as at December 31, 2018.

While the Corporation has $14,895 in cash and cash equivalents at December 31, 2018, it continues to have an ongoing need for substantial capital resources to research and develop, commercialize and manufacture its products and technologies. The Corporation is currently not yet receiving a significant ongoing revenue stream from its license agreements, nor can it be certain that it will receive significant revenue from these agreements before additional cash is required. As a result, there can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any of its products without future financing.

The following table outlines the contractual maturities for long-term debt repayable based on a percentage of revenues for the Corporation’s financial liabilities. The long-term debt is comprised of the contributions received described in note 11, less amounts that have been repaid as at December 31, 2018:

	Total	Year 1	Years 2 to 3	Years 4 to 5	After 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	7,575	7,575	–	–	–
Amounts due to directors	49	49	–	–	–
Short term and low value leases	66	18	27	21
Long-term leases	2,398	275	533	518	1,072
Long-term debt	15,612	264	5,324	142	9,882
	25,700	8,181	5,884	681	10,954

The above amounts include interest payments, where applicable.

d)	Currency risk

The Corporation incurs some revenue and expenses in U.S. dollars and, as such, is subject to fluctuations as a result of foreign exchange rate variation. The Corporation does not have in place any tools to manage its foreign exchange risk, as these U.S. dollars transactions are not significant to overall operations.

Foreign exchange loss of $139 for the year ended December 31, 2018 (2017, foreign exchange gain - $10) are included in general and administrative expenses. If the foreign exchange had been 1% higher/lower, with all other variables held constant, it would have had an immaterial impact on the foreign exchange gain/loss.

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IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

18	Commitments

The minimum annual payments under long-term lease agreements for office premises and equipment expiring over the next five years are as follows:

$
Year ending December 31, 2019	257
2020	253
2021	253
2022	251
2023	247

On July 12, 2010, the Corporation entered into a License Agreement with Merck KGaA to in-license EMD 640744, an investigational therapeutic Survivin-based cancer antigen designed to target multiple solid tumors and hematological malignancies. Should the Corporation’s research using these antigens continue and prove successful through clinical trials and on to commercialization, the Corporation would be required to pay certain future milestones and royalty payments along the way. The likelihood and timing of these payments is not known at this time.

19	Related party transactions

During the year ended December 31, 2018, there were no related party transactions (2017 - $nil).

20	Expenses by nature

	2018	2017
	$	$
Salaries, wages and benefits	5,945	4,025
Other research and development expenditures, including clinical costs	8,398	3,045
Professional and consulting fees	1,987	1,231
Travel	550	225
Office, rent and telecommunications	586	414
Insurance	444	81
Marketing, communications and investor relations	1,370	1,154
Depreciation	325	140
Stock-based compensation	1,182	571
Deferred share unit compensation	508	1,147
Other	800	329
Accreted interest	1,385	966
Research and development tax credits	(1,027)	(537)
Government assistance	(35)	(542)

	22,418	12,249

(27)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

21	Compensation of key management

Key management includes the Corporation’s Directors, the Chief Executive Officer, the Chief Financial Officer, and the Chief Medical Officer. Compensation awarded to key management is summarized as follows:

	2018	2017
	$	$
Salaries and other benefits	1,651	1,329
Stock-based compensation	2,121	792
	3,772	2,121

22	Share consolidation

On May 2, 2018, the Corporation completed a share consolidation on the basis of one new common share for every 3.2 currently outstanding shares. Effective at the opening of trading on May 10, 2018, the Corporation’s common shares commenced trading on a consolidated basis.

23	Subsequent event

On March 6, 2019, the Corporation completed the March 2019 Public Offering, issuing an aggregate of 4,900,000 common shares at a price of $5.45 per common share, raising gross proceeds of $26.7 million. On March 11, 2019, the underwriters partially exercised their option to purchase common shares, resulting in the issuance of 504,855 common shares of the Corporation at a price of $5.45 per share for additional gross proceeds of approximately $2.75 million. As a result of the exercise of this option, the Corporation has raised total gross proceeds of approximately $29.46 million before deducting the underwriting commissions and offering expenses, which are estimated to be $2 million.

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